Exhibit 4.1

To the Shareholders of
Credit Suisse Group AG
Invitation to the

Extraordinary General Meeting of Shareholders

Thursday, May 18, 2017, 10:30 a.m.
(Doors open at 09:30 a.m.)

Halle 622, Therese-Giehse-Strasse 10,

8050 Zürich-Oerlikon

Proposal and Explanations of the Board of Directors

Ordinary Share Capital Increase with Preemptive Rights

A	Proposal of the Board of Directors

1.	Increase of the share capital by up to CHF 16’181’071.76 through the issue of up to 404’526’794 fully paid-in registered shares with a par value of CHF 0.04 each at an issue price (Ausgabebetrag) of CHF 0.04 each.
2.	The shares to be issued will be entitled to dividends as of the registration of the share capital increase in the commercial register.
3.	The shares to be issued will have no preferential rights.
4.	The contributions for the shares to be issued will be made in cash.
5.	The shares to be issued will be subject to the transfer restrictions set out in article 4 of the Articles of Association.
6.	The shareholders’ subscription rights with respect to the shares to be issued will be granted directly or indirectly (subject to certain restrictions under local laws applicable to shareholders). 11 subscription rights entitle the subscription of 2 new shares at the subscription price (Bezugspreis) of CHF 10.80 per share. The subscription rights shall be tradeable. The Board of Directors shall determine the further modalities for the exercise of the subscription rights. Unexercised subscription rights or registered shares for which subscription rights have been granted but not exercised shall be sold at market conditions or used otherwise in the interest of the Company.
7.	Precondition for the exercise of contractually acquired subscription rights: The transfer restrictions set out in article 4 of the Articles of Association apply.

B	Explanations of the Board of Directors

The ordinary capital increase, if accepted by the Extraordinary General Meeting of Shareholders, will be executed by way of a rights issue and will lead to the issuance of up to 404’526’794 registered shares with a nominal value of CHF 0.04 each (the «Offered Shares») on or around June 7, 2017. The maximum amount of new shares assumes that all Credit Suisse Group AG («CSG») shares issuable pursuant to the scrip dividend decision of, and corresponding increase of CSG’s authorized capital to 135 million CSG shares by, the general meeting of shareholders of April 28, 2017, will be subscribed by our shareholders since these CSG shares are entitled to participate in the rights issue (see below). If less than all such shares are subscribed and issued, the maximum amount of new shares will be reduced accordingly. The Board of Directors will determine such actual amount of the capital increase and the actual number of new shares to be issued in the rights issue on May 19, 2017, after the end of the election period for the scrip dividend and taking into account the number of shares issued in the Distribution (as defined below).

The subscription rights of the existing shareholders relating to the issuance of the Offered Shares will be granted by allotting to existing shareholders one subscription right (each, a «Right») for each existing share held after the close of trading on the SIX Swiss Exchange AG on May 22, 2017. The Rights are expected to be traded on the SIX Swiss Exchange AG. Eligible holders of Rights will be entitled to purchase the Offered Shares at the ratio of 2 Offered Shares for every 11 Rights held at the subscription price (Bezugspreis) of CHF 10.80 per Offered Share, all subject to the terms and conditions to be set forth in a listing and offering prospectus.

Subject to the approval by the shareholders of the increase of the Company’s authorized capital and the distribution payable out of capital contribution reserves (the «Distribution») as proposed by the Board of Directors at the annual general meeting of April 28, 2017, shareholders who elect to receive the Distribution in the form of a scrip dividend (if permitted under applicable local laws), will also be entitled, and will be allotted (if permitted under applicable local laws), one Right per additional share so received in the Distribution. On May 19, 2017, after the end of the election period for the scrip dividend, the Board of Directors will determine the actual amount of the capital increase and the actual number of new shares to be issued in the rights issue taking into account the number of shares issued in the Distribution.

On April 25, 2017, Credit Suisse Group AG entered into an underwriting agreement with a banking syndicate. Pursuant to this agreement, the banking syndicate is underwriting the Offered Shares (under customary conditions and excluding the Offered Shares from the exercise of Rights allotted on CSG shares received as Distribution) and has agreed to manage the rights issue and the offering of the Offered Shares if the ordinary capital increase pursuant to this agenda is accepted by the Extraordinary General Meeting of Shareholders. The net proceeds of this rights issue (excluding the Offered Shares from the exercise of Rights allotted on CSG shares received as Distribution) are expected to amount to approximately CHF 4 billion.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box 8070 Zurich Switzerland Tel. +41 44 212 1616 Fax +41 44 333 7515 www.credit-suisse.com